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Exhibit 12.1

WH HOLDINGS (CAYMAN ISLANDS) LTD.
RATIO OF EARNINGS TO FIXED CHARGES

							Three months ended
				January 1 to July 31	August 1 to December 31
							March 31, 2003	March 31, 2004
	1999	2000	2001	2002		2003
Earnings:
Income before income taxes(1)	93,237	62,237	71,463	15,479	28,991	65,568	29,245	9,364
Add fixed charges:
Interest expense(2)	2,785	1,466	2,768	1,986	26,101	48,659	11,691	23,229
one-third of rental expense(3)	6,113	7,320	6,666	3,864	2,868	6,984	1,700	1,769

Total Earnings plus fixed charges	102,135	71,023	80,897	21,329	57,960	121,211	42,636	34,362

Fixed charges:
Interest expense(2)	2,785	1,466	2,768	1,986	26,101	48,659	11,691	23,229
one-third of rental expense	6,113	7,320	6,666	3,864	2,868	6,984	1,700	1,769

Total fixed charges	8,898	8,786	9,434	5,850	28,969	55,643	13,391	24,998

	8.71%	12.37%	11.66%	27.43%	49.98%	45.91%	31.41%	72.75%

Ratio of Earnings to fixed charges (4)	11.5	8.1	8.6	3.6	2.0	2.2	3.2	1.4

(1)
amount represents income before income taxes after deducting the minority interest

(2)
Interest expense includes amortization of deferred financing fees

(3)
amount of rental expense deemed representative of that portion of rental expense estimated to be attributable to interest.

(4)
In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes amortization of derred financing costs) and one-third of rental expense.

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WH HOLDINGS (CAYMAN ISLANDS) LTD. RATIO OF EARNINGS TO FIXED CHARGES